As filed with the Securities and Exchange Commission on May 25, 2011

File No. 333-171281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

     Pre-Effective Amendment No.

X Post-Effective Amendment No. 1

FINANCIAL INVESTORS VARIABLE INSURANCE

TRUST

(Exact Name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100

Denver, CO 80203

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (303) 623-2577

David T. Buhler, Secretary

Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, CO 80203

(Name and Address of Agent for Service)

Copies to:

Peter H. Schwartz, Esquire

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Financial Investors Variable Insurance Trust is being filed to add Exhibit 12 to Part C of the Registration Statement previously filed with the Securities and Exchange Commission on December 20, 2010, and amended by Pre-Effective Amendment No. 1 on January 27, 2011. No information contained in Parts A and B of the Registration Statement, which are incorporated herein by reference in their entirety, is amended, deleted or suspended.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Article 8, Section 8.1 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any Trustee or officer. It states, in part, that no personal liability for any debt or obligation of the Trust shall attach to any Trustee of the Trust. Section 8.5 states that the Registrant shall indemnify any present or past Trustee, officer, employee, or agent of the Trust to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such trustee, director, officer, employee, or agent. Additionally, amounts paid or incurred in settlement of such matters are covered by this indemnification. Indemnification, however, will not be provided in certain circumstances. These include, among others, instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular person involved.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

ITEM 16. EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

(1)	(a)	Declaration of Trust dated July 26, 2000 is incorporated by reference to Exhibit (a)(i) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

	(b)	Certificate of Trust dated July 26, 2000 is incorporated by reference to Exhibit (a)(ii) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

(2)		Bylaws of the Trust dated July 26, 2000 is incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

(3)		Not Applicable.

(4)	Form of Agreement and Plan of Reorganization by and between Registrant, on behalf of Ibbotson Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio and Ibbotson Income and Growth ETF Asset Allocation Portfolio, and Calvert Variable Products, Inc., on behalf of Calvert VP Lifestyle Aggressive Portfolio, Calvert VP Lifestyle Moderate Portfolio, and Calvert VP Lifestyle Conservative Portfolio, is incorporated by reference to Exhibit (4) to Registrant’s Registration Statement on Form N-14
(File No. 333-171281) as filed with the Commission on December 20, 2010.

(5)		Provisions of instruments defining rights of security holders are contained in Articles 4 and 7 of the Declaration of Trust dated July 26, 2000 (incorporated herein by reference to Exhibit (1)(a) of this filing) and Article 2 of the Bylaws (incorporated herein by reference to Exhibit (2) of this filing).

(6)	(a)	Investment Advisory Agreement between the Trust and ALPS Advisers, Inc. (n/k/a ALPS Advisors, Inc.), dated December 7, 2006 is incorporated by reference to Exhibit (d)(i) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

	(b)	Investment Subadvisory Agreement among the Trust, ALPS Advisers, Inc. (n/k/a ALPS Advisors, Inc.), and Ibbotson Associates, Inc., dated March 14, 2007 is incorporated by reference to Exhibit (d)(ii) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

	(c)	Form of Fee Waiver Letter Agreement between ALPS Advisors, Inc. and Ibbotson Associates, Inc. dated April 30, 2011, is incorporated by reference to Exhibit (d)(iii) to Post-Effective Amendment No. 5 to Form N-1A (File No. 333-139186) as filed with the Commission on April 4, 2011.

(7)	(a)	Distribution Agreement between the Trust and ALPS Distributors, Inc., dated December 7, 2006 is incorporated by reference to Exhibit (e)(i) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

	(b)	Form of Participation Agreement, is incorporated by reference to Exhibit (e)(ii) to Post-Effective Amendment No. 3 to Form N-1A (File No. 333-139186) as filed with the Commission on January 13, 2010.

(8)		None.

(9)	Custodian Agreement between the Trust and the Bank of New York (n/k/a Bank of New York-Mellon), dated February 22, 2007 is incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 1 to
Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

(10)	(a)	Class I Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 is incorporated by reference to Exhibit (m)(i) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

	(b)	Class II Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 is incorporated by reference to Exhibit (m)(ii) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

	(c)	Rule 18f-3 Plan, dated December 7, 2006 is incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

(11)		Opinion and Consent of Davis Graham & Stubbs LLP, with respect to the legality of the shares being issued, is incorporated by reference to Exhibit (11) to Registrant’s Registration Statement on Form N-14 (File No. 333-171281) as filed with the Commission on December 20, 2010.

(12)		Tax Opinion of Davis Graham & Stubbs LLP with respect to Ibbotson Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, and Ibbotson Income and Growth ETF Asset Allocation Portfolio, and Calvert VP Lifestyle Aggressive Portfolio, Calvert VP Lifestyle Moderate Portfolio and Calvert VP Lifestyle Conservative Portfolio, filed herewith.

(13)	(a)	Transfer Agency and Service Agreement between the Trust and ALPS Fund Services, Inc., dated December 7, 2006 is incorporated by reference to Exhibit (h)(i) to Post-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on April 2, 2008.

(b)	Fund Accounting and Administration Agreement between the Trust and ALPS Fund Services, Inc., dated December 7, 2006 is incorporated by reference to Exhibit (h)(ii) to Post-Effective Amendment No. 1 to Form N-1A
(File No. 333-139186) as filed with the Commission on April 2, 2008.

	(c)	Share Purchase Agreement between the Trust and ALPS Fund Services, Inc. dated February 23, 2007 is incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 1 to Form N-1A (File No. 333-139186) as filed with the Commission on March 14, 2007.

(14)	(a)	Consent of Deloitte & Touche LLP is incorporated by reference to Exhibit 14(a) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 (File No. 333-171281) as filed with the Commission on January 27, 2011.

	(b)	Consent of KPMG LLP is incorporated by reference to Exhibit 14(b) to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 (File No. 333-171281) as filed with the Commission on January 27, 2011.

(15)		None.

(16)		Powers of Attorney are incorporated by reference to Exhibit (16) to Registrant’s Registration Statement on Form N-14 (File No. 333-171281) as filed with the Commission on December 20, 2010.

(17)	(a)	Trust Code of Ethics, dated December 7, 2006 is incorporated by reference to Exhibit (p)(i) to Form N-1A Registration Statement (File No. 333-139186) as filed with the Commission on December 8, 2006.

	(b)	ALPS Holdings, Inc. Code of Ethics, applicable to ALPS Advisors, Inc. and ALPS Distributors, Inc., dated May 1, 2010 as amended July 1, 2010 and November 30, 2010 is incorporated by reference to Exhibit (p)(ii) to Form N-1A Registration Statement (File No. 333-139186) as filed with the Commission on April 4, 2011.

	(c)	Ibbotson Associates, Inc. Code of Ethics, dated February 1, 2005 as amended June 30, 2005 and July, 2010 is incorporated by reference to Exhibit (p)(iv) to Form N-1A Registration Statement (File No. 333-139186) as filed with the Commission on April 4, 2011.

ITEM 17. UNDERTAKINGS

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file a post-effective amendment to this Registration Statement which will include the tax opinion required by Item 12.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the city of Denver, county of Denver and State of Colorado, on May 25, 2011.

FINANCIAL INVESTORS VARIABLE INSURANCE TRUST

By:	/s/ Thomas A. Carter
Thomas A. Carter
President & Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date
/s/ Thomas A. Carter	Trustee, Chairman, President & Chief Executive	May 25, 2011
Thomas A. Carter	Officer
/s/ Jeremy O. May	Chief Financial Officer & Treasurer	May 25, 2011
Jeremy O. May
/s/ Mary K. Anstine*	Trustee	May 25, 2011
Mary K. Anstine
/s/ Jeremy W. Deems*	Trustee	May 25, 2011
Jeremy W. Deems
/s/ David M. Swanson*	Trustee	May 25, 2011
David M. Swanson
/s/ Scott Wentsel*	Trustee	May 25, 2011
Scott Wentsel

* Signature affixed by David T. Buhler pursuant to Powers of Attorney incorporated herein by reference to Exhibit (16) to Registrant’s Registration Statement on Form N-14 (File No. 333-171281) as filed with the Commission on December 20, 2010.

EXHIBIT INDEX

Item Number	Item

(12)	Tax Opinion of Davis Graham & Stubbs LLP with respect to Ibbotson Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, and Ibbotson Income and Growth ETF Asset Allocation Portfolio, and Calvert VP Lifestyle Aggressive Portfolio, Calvert VP Lifestyle Moderate Portfolio and Calvert VP Lifestyle Conservative Portfolio, filed herewith.